HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 68139.1004

September 3, 2009

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC

Registration Statement on Form S-11

Filed on July 14, 2009

Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (including its subsidiaries, the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated August 17, 2009. In addition to the revisions made in response to the Staff’s comments, Amendment No. 1 has been updated to incorporate the Company’s unaudited financial statements as of and for the six months ended June 30, 2009, and to reflect other updates.

For convenience of reference, each Staff comment contained in your August 17, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Yolanda Crittendon, Cicely LaMothe, Duc Dang and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on July 14, 2009. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of

Mr. Thomas Kluck

September 3, 2009

updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note your reference throughout the prospectus to the Treasury’s Department Public-Private Investment Program (PPIP). Please tell us whether you expect to participate in the PPIP. If there is a reasonable possibility that you will purchase assets through this program and accept the guarantees associated with the program, please revise to describe the specific programs, such as the legacy loans program and the legacy securities program, and the possibility of acquiring loans and real estate related assets in this matter.

RESPONSE: The Company has advised us that the Company has no present intention of participating in the Legacy Securities Program under the PPIP, as it is currently constituted. At some point in the future, the Company may, however, seek to participate in the Legacy Loans Program under the PPIP. The Company has revised the disclosure in both the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the prospectus relating to the PPIP to describe, in greater detail, the Legacy Loans Program and the Legacy Securities Program under the PPIP and the possibility that the Company may in the future seek to purchase loans under the Legacy Loans Program.

2.	We note that you intend to operate your business in a manner that will allow you to rely upon Sections 3(c)(5)(C) and 3(c)(7) of the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

RESPONSE: The Company is excluded from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). First, the Company is not, and does not hold itself out as, engaged primarily in an investment company business and does not propose to engage primarily in an investment company business. Instead, it holds itself out as a holding company that engages in the mortgage business through its subsidiaries. Accordingly, the Company falls outside the definition set forth in Section 3(a)(1)(A) of the 1940 Act. Second, the Company is excluded from the definition of “investment company” set forth in Section 3(a)(1)(C) of the 1940 Act. Under Section 3(a)(1)(C), a company is deemed to be an “investment company” if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does own or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an

Mr. Thomas Kluck

September 3, 2009

unconsolidated basis (“the 40% Test”). The term “investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company acts as a holding company whose assets consist primarily of interests in subsidiaries. The 40% Test limits the types of businesses in which the Company may engage through its subsidiaries. The Company has two direct wholly-owned subsidiaries, EF Mortgage LLC and EF Securities LLC. Please refer to the corporate structure chart on page 11 of the prospectus.

EF Mortgage LLC relies on Section 3(c)(5)(C) for its exemption from the 1940 Act. Section 3(c)(5)(C) requires a company to be primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” to qualify for exemption from the 1940 Act. In order to satisfy the “primarily engaged” requirement of Section 3(c)(5)(C), a company:

must invest at least fifty-five percent of its assets in mortgages and other liens on and interests in real estate (“qualifying interests”). An additional twenty-five percent of the [company]’s assets must be in real estate related assets, although this percentage may be reduced to the extent that more than fifty-five percent of the [company]’s assets are to be invested in qualifying interests.

Div. of Inv. Mgmt., SEC, Protecting Investors: A Half Century of Investment Company Regulation 72 (footnote omitted) (1992) (“Protecting Investors Study”).

“Qualifying interests” under the 55% test include whole mortgage loans and mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as long as those securities are “whole pool”—that is, they represent 100% of the beneficial interest in the mortgage loans, and these assets are often referred to as “whole pool” assets.

The Company treats agency whole pool certificates as qualifying interests based on no-action letters issued by the SEC, and treats mortgage loans as qualifying real estate assets to the extent they are secured by real estate with a value equal to 100% or more of the amount of the loan. To determine whether the Mortgage Backed Securities (“MBS”) constitute qualifying interests or merely real estate-related assets, the Company considers, among other things, the characteristics of the underlying collateral and its rights with respect to that collateral, including whether the Company has foreclosure rights with respect to the underlying real estate collateral.

Mr. Thomas Kluck

September 3, 2009

Consistent with the Company’s understanding of the position of the SEC staff, the Section 3(c)(5)(C) tests are measured on an unconsolidated basis, with EF Mortgage LLC characterizing its equity investments in any majority-owned and wholly-owned subsidiaries as qualifying interests, related assets or miscellaneous assets based upon the characteristics of the assets held by any such subsidiary.

EF Mortgage LLC’s assets consist primarily of agency whole pool certificates, non-agency Residential Mortgage Backed Securities (“RMBS”) and its interest in its wholly-owned subsidiary, EF CMO LLC. EF CMO LLC relies on Section 3(c)(7) for its exemption from the 1940 Act. Substantially all of EF CMO LLC’s assets are MBS that do not constitute qualifying interests. Accordingly, EF Mortgage LLC treats its investment in EF CMO LLC as a real estate-related asset for purposes of its own exemption under Section 3(c)(5)(C).

As of June 30, 2009, approximately 68.3% of EF Mortgage LLC’s assets, as shown in the following table, were qualifying interests, and approximately 95.8% were real estate-related assets:

Qualifying Interests	$356,906,898
Real Estate-Related Assets	$143,356,086
Miscellaneous Assets	$22,122,830

Total	$522,385,814

EF Securities LLC relies on Section 3(c)(7) for its exemption from the 1940 Act. The Company treats securities that it owns and were issued by EF Securities LLC as “investment securities” and is required to keep the value of these securities below 40% of its total assets on an unconsolidated basis.

As of June 30, 2009, approximately 22.5% of the Company’s assets (excluding cash and U.S. Government securities) consisted of its investment in EF Securities LLC, as shown in the following table:

Investment in EF Securities LLC	$50,366,555
Investment in EF Mortgage LLC	$172,999,546

Total	$223,366,101

We further advise the Staff that the Company and Ellington Financial Management LLC (the “Manager”) have adopted robust policies and procedures designed to ensure that the Company’s investment decisions and its allocation of assets among its subsidiaries will support the exemptions from registration under the 1940 Act upon which the Company and its subsidiaries rely.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Mr. Thomas Kluck

September 3, 2009

RESPONSE: The Company has advised us that the Company does not intend to include any other graphics, maps, photographs or related captions or artwork in the prospectus, other than the Company’s logo on the front and back cover pages of the prospectus.

4.	Please provide the disclosure regarding promoters required by Item 11 of Form S-11.

RESPONSE: The Company has revised the disclosure on page 108 in the prospectus in response to the Staff’s comment.

5.	Please revise to provide a discussion regarding your determination of the offering price. Please refer to Item 505 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the discussion regarding the Company’s determination of the offering price required by Item 505 of Regulation S-K is set forth in the prospectus under the heading “Underwriting.”

6.	Please incorporate any changes to your audited financial statements as deemed appropriate.

RESPONSE: The Company has advised us that it has incorporated, or will incorporate, any changes to the audited financial statements that it deems appropriate.

Summary, page 1

Our Manager and Ellington, page 1

7.	Here or in the appropriate section, please revise to discuss the material terms of the service agreement between your manager and Ellington.

RESPONSE: The Company has revised the description of the terms of the services agreement in the prospectus under the heading “Certain Relationships and Related Party Transactions” in response to the Staff’s comment.

8.	Please revise to discuss how your manager is affiliated with Ellington. Also, discuss EMG Holdings.

Mr. Thomas Kluck

September 3, 2009

RESPONSE: The Company has revised the disclosure on page 11 in the prospectus in response to the Staff’s comment.

9.	Please revise to clarify if your manager was formed solely to serve as your manager and whether or not it has any employees. Clarify if it must rely upon Ellington to satisfy its fiduciary and contractual obligations owed to you.

RESPONSE: The Company has revised the disclosure on page 1 in the prospectus in response to the Staff’s comment.

10.	We note the disclosure regarding Ellington’s “highly analytical investment process” and “broad-based deal flow.” Please describe these terms in greater detail here and in the business section.

RESPONSE: The Company has revised the disclosure on pages 2 and 86 in the prospectus in response to the Staff’s comment.

Our Strategy, page 2

11.	You generally refer to opportunities in discussing your operations. Please revise to discuss the specific opportunities you are referring to.

RESPONSE: The Company has revised the disclosure on pages 3, 87 and 88 in the prospectus in response to the Staff’s comment.

12.	Please elaborate on the disparities that Ellington believes exists between the MBS sectors.

RESPONSE: The Company has revised the disclosure on pages 3, 87 and 88 in the prospectus in response to the Staff’s comment.

Our Performance, page 5

13.	We note that you believe that your performance compares favorably to market indices and other companies with similar business models. Please revise to provide the basis for your belief.

RESPONSE: The Company has revised the disclosure on page 6 in the prospectus in response to the Staff’s comment.

Mr. Thomas Kluck

September 3, 2009

Our Competitive Strengths, page 6

14.	Please revise to balance this disclosure by clarifying that Ellington is not obligated directly to you for the services you expect to receive that constitute the competitive strengths you disclose here. Specifically, please clarify, if true, that you would have no recourse towards Ellington if it breached its duties under its service agreement with your manager.

RESPONSE: We respectfully advise the Staff that the Company is a named third party beneficiary under the Services Agreement between Ellington and the Manager and, as such, the Company does have recourse against Ellington in the event of a breach by the Manager of its obligations under the Management Agreement between the Company and the Manager that arises out of or results from any breach by Ellington of its obligations under the Services Agreement. The Company has added a cross reference in the appropriate places in the prospectus to the revised description of the material terms of the Services Agreement that appears later in the prospectus. Accordingly, the Company believes that the disclosure under the heading “Competitive Strengths” regarding the Company’s access to the resources and expertise of Ellington is accurate.

Conflicts of Interest, page 11

15.	Please revise to disclose the number of other entities that Ellington manages and the number of entities that have similar investment objectives to you in order to place this conflict into context.

RESPONSE: The Company has revised the disclosure in the prospectus under the heading “Conflicts of Interest” to clarify that Ellington has a substantial amount of assets under management through a variety of other funds, accounts and vehicles that have investment objectives similar to the Company’s. The Company respectfully advises the Staff that it does not believe that disclosing the actual number or structure of other funds, accounts and vehicles that Ellington manages that have overlapping investment objectives with the Company would be helpful to investors. We respectfully further advise the Staff that the Company has included in the prospectus a description of its policy regarding conflicts of interest and of the Manager’s investment allocation policy.

Lock-up Agreements, page 14

16.	Please disclose the number of shares to be subject to the 180 day lock-up agreement.

Mr. Thomas Kluck

September 3, 2009

RESPONSE: The Company has revised the disclosure on page 16 in the prospectus in response to the Staff’s comment.

Risk Factors, page 21

17.	We note that your disclosure in this section is 36 pages long. Risk factors are intended to be brief highlights of the material risks that you are specifically subject to. The narratives should only provide enough discussion to put the risks into context. Several of your risk factor narratives are unnecessarily verbose and about a page in length. Please revise your risk factors and revise to provide brief and concise narratives. To the extent additional details are needed or you would like to provide mitigating disclosure, such information should be included in your business or MD&A disclosure.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

We may depend on U.S. government equity and debt financing....,page 33

18.	This risk factor discusses ratings downgrades and discretion held by the Federal reserves, which is also discussed in several of the risk factors that follow. Please revise to eliminate the repetition.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

We may be subject to adverse legislative or regulatory changes and to regulatory inquiries or proceedings, page 40

19.	We note that there are several risk factors preceding this one that discuss your subjection to current and future legislative and regulatory changes. Further, we note that the narrative here specifically deals with inquiries and proceedings. As such, please revise the subheading to limit this risk factor to that associated with regulatory inquiries and proceedings and clarify how the inquiries present potential harm to your operations. Also, please note that the risk factor that immediately follows this one is repetitive of this risk factor and several that precede it.

RESPONSE: The Company has revised the disclosure on pages 40 and 41 in the prospectus in response to the Staff’s comment.

Mr. Thomas Kluck

September 3, 2009

Failure to procure adequate funding and capital....,page 42

20.	This risk factor appears to address the same risk as the risk factor with the subheading, “our access to financing sources, which may not be available on favorable terms…” Please revise to eliminate the repetition.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

If we fail to maintain an effective system of internal controls....,page 42

21.	It is not clear how this risk factor and the one immediately following it with the subheading “once we are a public company….” are specific to you as they apply to all public companies across industries. Please revise to clarify how those risks are specific to you or remove the risk factors.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

The lack of liquidity in our assets....,page 43

22.	This risk factor appears to address the same risk as the risk factor with the subheading, “the lack of liquidity of some of our assets…” on page 27. Please revise to eliminate the repetition.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Terrorist attacks and other acts of violence....,page 44

23.	It is not clear how this risk factor is specific to you as it applies to all public companies across industries. Please revise to clarify how that risk is specific to you or remove the risk factor.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

The market price and trading volume....,page 49

24.	This risk factor and the one following it appear to address the same risk. Please revise to eliminate the repetition or revise to clarify how each discusses separate risks.

Mr. Thomas Kluck

September 3, 2009

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Use of Proceeds, page 58

25.	We note the list of asset classes you will invest in as part of your business plan. Please revise your use of proceeds disclosure to clarify if you intend to pursue a similar makeup to your current holdings with the proceeds from this offering.

RESPONSE: The Company has revised the disclosure in the prospectus under the heading “Use of Proceeds” in response to the Staff’s comment to clarify that the Company currently intends to invest the net proceeds of the offering in its target assets in accordance with its strategy.

26.	We note your disclosure that you intend to acquire the targeted assets. Please revise to include a breakdown of your intended use of proceeds for each of the target asset classes and subclasses.

RESPONSE: The Company has included an expected percentage range for each major targeted asset class in which it intends to invest under the heading “Use of Proceeds.”

Institutional Trading of Our Common Shares, page 59

27.	Here or in the appropriate section, please revise to discuss your repurchases of shares.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Distribution Policy, page 60

28.	Please revise to discuss your experience paying distributions/dividends and compare such experience to your disclosed current intention on this page.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Mr. Thomas Kluck

September 3, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Critical Accounting Policies, page 68

29.	We note the disclosure that you conduct your operations so that you are not required to register as an investment company under the Investment Company Act, yet you have provided financial statements under Article 6 of Regulation S-X. Clarify how you determined you were within the scope of the AICPA Audit and Accounting Guide for Investment Companies. Please also tell us and disclose your consideration of FSP 07-1-1.

RESPONSE: As noted above in our response to Staff comment 2, the Company is not required to register as an investment company under the 1940 Act because it is excluded from the definitions of “investment company” under the 1940 Act. Nonetheless, the Company respectfully submits that it is permitted to continue to account for its activities as an investment company under the AICPA’s Statement of Position 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”) because it meets the definition of an “investment company” and the key factors set forth in paragraphs .05 - .29 of SOP 07-1.

In the AICPA Audit and Accounting Guide for Investment Companies (the “Guide”), footnote 3 to Chapter 1 states that the Guide “does not apply to [real estate investment trusts, or REITs], which have some of the attributes of investment companies….” However, SOP 07-1 makes it clear, in paragraph 3 of SOP 07-1, in paragraphs A-25, A-46 and A-47 of the “basis for conclusions” of SOP 07-1 and in Appendix C—Applying the Provisions of this SOP to Entities that Hold Investments in Real Estate, that certain entities that hold investments in real estate may fall under the provisions of the Guide and account for their activities as investment companies if they meet the definition of an “investment company” and the key factors set forth in paragraphs .05 - .29 of SOP 07-1.

SOP 07-1 was issued on June 11, 2007 and was to become effective for financial statements issued for fiscal years beginning on or after December 15, 2007, with early application encouraged. The Company adopted SOP 07-1 effective August 17, 2007 (its inception). After the Company’s adoption of SOP 07-1, FASB Staff Position No. SOP 07-1-1 (“FSP 07-1-1”), which delayed indefinitely the effective date of SOP 07-1, was issued. However, FSP 07-1-1 explicitly permitted entities that early adopted SOP 07-1 before December 15, 2007 to continue to apply the provisions of SOP 07-1. The Company has elected to continue to apply the provisions of SOP 07-1.

The following is the Company’s analysis of the key factors of SOP 07-1 to the Company’s current facts and circumstances. For the purposes of this analysis, we have considered the consolidated Company including its subsidiaries.

Mr. Thomas Kluck

September 3, 2009

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis
A separate legal entity.	The Company was formed as a Delaware limited liability company in July 2007, and commenced operations in August 2007. Further, the subsidiaries formed or to be formed will follow the requirements of SOP 07-1. Although the Company is externally managed by the Manager, the Manager can be removed in certain circumstances by a vote of the Company’s independent directors of the Board or its shareholders. The Company’s Board of Directors, a majority of the members of which are independent of the Company and the Manager, oversees the investment management activities of the Manager only to the extent those activities are subject to the management agreement between the Company and the Manager.

Business purpose and activity are investing in multiple substantive investments for current income, capital appreciation, or both.

An investment company sells its capital shares to an investor(s), invests the proceeds to achieve its investment objectives, and distributes to its investor(s), in the form of cash or distributions of ownership interests in investees, income earned on investments, and proceeds realized on the disposition of investments.

The Company’s business purpose is described in the Registration Statement under the headings “Summary — Our Strategy” and “Business — Our Strategy”. The Company’s primary objective is to generate attractive, risk-adjusted total returns for its shareholders. The Company seeks to achieve this objective by utilizing an opportunistic strategy of investing in targeted assets that currently include non-Agency RMBS, Agency RMBS, mortgage-related derivatives and derivatives on corporate debt and equity securities. The Company’s portfolio of assets as of June 30, 2009 is set forth on pages 5, 91, 92 and F-3 through F-11 of the prospectus. The Company believes that its current investment strategy will enhance its ability to make distributions to shareholders and achieve capital appreciation and current income.

Entity should have no substantive activities other than its investment activities and have no significant assets or liabilities other than those related to its investment activities.	Substantially all of the Company’s activities, assets and liabilities are related to the Company’s investment activities. In addition, the Company does not invest in real property.

Entity invests in multiple substantive investments, and should hold multiple substantive investments directly or through another investment company.	As described above, the Company currently invests in a number of different classes of assets, with a number of different asset types within each asset class consistent with its stated objective.

Mr. Thomas Kluck

September 3, 2009

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Investment plans include exit strategies.

The entity has identified potential exit strategies even though it may not yet have determined the specific method of exiting. The entity has defined the time at which it expects to exit the investment (expected date or range of dates or based on investment objectives of the entity).

Because the Company’s assets as of June 30, 2009 are primarily debt securities or derivatives, at a minimum the Company must exit these investments at the maturity date. The Company would otherwise exit through a sale of the asset in a private placement or through the public markets, as applicable, in accordance with its stated investment strategy.

Not holding investments for strategic operating purposes.

Investments are held for strategic operating purposes if the entity or its affiliates obtain or have the objective of obtaining benefits (other than benefits attributable to the ownership interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to non-investor entities that are not related parties to the investee.

The objective of the Company is to invest the capital provided by shareholders in passive investments that generate current income and capital appreciation for the benefit of all of the Company’s shareholders. The Company’s interest in its investees are passive and are not held for any strategic operating purpose relating to the investees.

Number of substantive investors (pooling of funds) in the entity.

A large number of substantive investors is an indication that the investors are availing themselves of professional investment management resources to achieve current income, capital appreciation, or both.

To the Company’s knowledge, it currently has in excess of 70 investors, of which over 70% of the shares are owned by shareholders that are not affiliated with the Company or its Manager. Once the Company completes its initial public offering, it expects to have an even larger number of unaffiliated investors who will hold an even larger percentage of the Company’s outstanding shares.

Level of the entity’s ownership interests in investees.

Significant levels of ownership interest in investees, particularly controlling financial interests, is an indication that the business purpose of the entity is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not have, or anticipate having, any controlling, financial interests in its investees.

Mr. Thomas Kluck

September 3, 2009

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Substantial ownership in the entity by passive investors.

Substantial ownership by passive investors (in contrast to substantial ownership by principal investors that are involved in the significant business activities of investees) is an indication that the business purpose of the entity is for current income, capital appreciation, or both.

To the Company’s knowledge, it currently has in excess of 70 investors, of which over 70% of the shares are owned by passive shareholders that are not affiliated with the Company or its Manager. Investors that are involved in determining the strategic direction of the Company or that run the day-to-day operations of the Company hold less than 30% of the Company’s outstanding common shares as of June 30, 2009. Once the Company completes its initial public offering, it expects to have an even larger number of passive investors, with a smaller percentage of investors determining the strategic direction of the Company or that run the day-to-day operations of the Company.

Substantial ownership in the entity by employee benefit plans.

Employee benefit plans are created to provide to their participants a return on investments, which is consistent with the purpose of an investment company. Thus, the greater the ownership of an entity by employee benefit plans, the greater the indication that the entity is investing for current income, capital appreciation, or both.

Several of the Company’s investees are employee benefit plans; however, these employee benefit plans currently hold less than 25% of the Company’s outstanding common shares in accordance with the limitations in the Company’s operating agreement.

Involvement in day-to-day management of investees, their affiliates, or other investment assets.

Involvement by investors in the day-to-day management of investees, their affiliates, or other investment assets is an indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Neither management nor affiliates of the Company are currently involved or expect to be involved in the future in the day-to-day management of investees or their affiliates.

Significant administrative or support services provided to investees or their affiliates.

The greater the level of administrative or support services provided by an investor or its affiliates to investees, the greater the indication that the entity is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not provide administrative or support services to investees or their affiliates.

Mr. Thomas Kluck

September 3, 2009

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	The Company’s Analysis

Certain financing guarantees or assets to serve as collateral provided by investees for borrowing arrangements of the investor or its affiliates.

The greater the level of these arrangements between an investor or its affiliates and an investee, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company currently has no such arrangements and does not anticipate being a party to such arrangements in the future.

Provisions of loans by noninvestment company affiliates of the investor to investees or their affiliates.

Loan arrangements that do not meet specific conditions may provide an indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not currently have non-investment company affiliates that provide loans to any investee or investee affiliate nor does it expect to in the future.

Compensation of management or employees of investees or their affiliates is dependent on the financial results of the investor or its affiliates.

The more extensive these types of compensation arrangements, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not play any role in determining the compensation of management or employees of investees or their affiliates.

Directing the integration of operations of investees or their affiliates or the establishment of business relationships between investees or their affiliates.

The more extensive the direction of integration of operations or establishment of business relationships between the investor and investee, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not, nor does it expect in the future to, direct any such integration of operations or establishment of business relationships.

Mr. Thomas Kluck

September 3, 2009

Based on this review of the facts and circumstances, the Company believes that these criteria and factors are consistent with the characteristics of an investment company as prescribed by SOP 07-1. The Company determined that some of the criteria and factors set forth in the SOP weighed more significantly than others in confirming the Company’s conclusions. In particular, the Company considered its stated business purpose (primarily total return through both capital appreciation and current income), as disclosed in the Registration Agreement and the Offering Memorandum related to its August 2007 private placement, a particularly significant factor. Further, the Company expects to have a diversified base of passive investors. Finally, each of the criteria and factors are more consistent with the requirements as set forth in SOP 07-1 than to an operating company.

The Company believes it is structured to align closely with the guidance prescribed under SOP 07-1 and is permitted to follow the accounting and reporting provisions of SOP 07-1 and the AICPA Accounting and Audit Guide, Investment Companies. This conclusion is based on its evaluation of the criteria and the factors contain in SOP 07-1, as described in detail above. The Company was an early adopter of SOP 07-1, effective as of August 17, 2007 (inception date).

We have included a reference to FSP 07-1-1 within the Registration Statement in the Critical Accounting Policies section and the footnotes to the financial statements.

Valuation, page 69

30.	We note that your Level 3 fair value methodologies include the use of proprietary models and the valuations from third parties (typically, broker dealers). Please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Mr. Thomas Kluck

September 3, 2009

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

RESPONSE: We respectfully advise the Staff that the Company has enhanced its disclosure of Level 3 fair value methodologies in the prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Valuation” and in Note 2(A) in the financial statement footnotes. The enhanced disclosure is as follows:

Level 3 fair value methodologies include (i) the use of proprietary models that require the use of a significant amount of judgment and the application of various assumptions including, but not limited to, prepayment assumptions and default rate assumptions, and (ii) the solicitation of valuations from third parties (typically, broker-dealers). Third-party valuation providers often utilize proprietary models that are highly subjective and also require the use of a significant amount of judgment and the application of various assumptions including, but not limited to, prepayment assumptions and default rate assumptions. Our Manager utilizes such information to assign a good faith valuation (the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction at the valuation date) to such financial instruments. Our Manager has been able to obtain third party valuations on the vast majority of our assets and expects to continue to solicit third party valuations on substantially all of our assets in the future, to the extent practical. Our Manager uses its judgment, based on its own models, the assessments of its portfolio managers, and the third party valuations it obtains, to determine and assign fair values to our Level 3 assets. We believe that third party valuations play an important role in ensuring that our Manager’s valuation determinations are fair and reasonable. Our Manager’s valuation process is subject to the oversight of the valuation sub-committee of the Manager’s investment and risk management committee as well as the oversight of the independent members of our board of directors. Because of the inherent uncertainty of valuation, those estimated values may differ

Mr. Thomas Kluck

September 3, 2009

significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to the consolidated financial statements.

The Company discusses the percentage of valuations the Manager obtains in the response to Staff comment 31.

31.	Refer to the first risk factor listed on page 26. We note that you do not obtain third party valuations for all of your assets. Tell us the assets that third party valuations are not being obtained for and the method and assumptions used in valuing such assets.

RESPONSE: The Company has advised us that its Manager seeks third party valuations (typically from widely recognized data providers and broker-dealers, including, in the case of OTC derivative contracts, the broker-dealers who are counterparties to such OTC derivative contracts) on all investments, with the exception of odd-lot investments, which the Company currently defines as investments with an investment value of less than $400,000. The Company has also advised us that, as of June 30, 2009, less than 2% of its assets (by value) were odd-lot investments. The Company has further advised us that, since the Company’s inception, its Manager has obtained at least one valuation on substantially all of the Company’s non-odd lot investments. The Company has further advised us that its Manager expects to continue to solicit third party valuations on substantially all of the Company’s assets in the future, to the extent practical.

32.	To the extent management’s judgment is used in valuing financial instructions classified within level 3 of the fair value hierarchy, please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.

RESPONSE: The Company has advised us that the primary components of market risk that go into the Company’s judgments when making fair value determinations are those explained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Quantitative and Qualitative Market Risks” and that the Company believes that the interest rate sensitivity analysis included in that section is the only sensitivity analysis that the Company believes will yield outputs which are meaningful to prospective investors. The Company respectfully advises the Staff that it would not be practical to show sensitivity analyses related to its portfolio based on changes in other assumptions that impact the value of its assets, given the multiplicity of variables that affect asset values and the varying extent to which certain variables affect the values of different asset types. The Company also respectfully notes that the recently adopted SFAS No. 161 requires that financial statements include

Mr. Thomas Kluck

September 3, 2009

disclosure relating to the “primary risk exposure” for derivative holdings, and this disclosure is typically provided by type of derivative. The Company directs the Staff’s attention to page F-6.

Contractual Obligations and Commitments, page 80

33.	Please discuss and include your estimated payment obligations associated with the underlying guarantees arising from your credit default swap activities.

RESPONSE: The Company has advised us that, in connection with most of the Company’s credit default swap activity, the Company acts as the buyer of credit protection. In that capacity, the Company’s only future payment obligations are the payment of the ongoing premium agreed with the seller of credit protection or the return of margin that has been previously posted by the counterparty. The Company has in limited situations acted as the seller of credit protection. The notional amount and estimated fair value of credit derivatives with respect to which the Company acts in such capacity are summarized in footnote 2 (“Significant Accounting Policies – (D) Financial Derivatives – Swaps”) to the Company’s consolidated financial statements. At any time, the fair value of a credit derivative is a reasonable estimate of the present value of any estimated future payment obligations with respect to such derivative. Periodic posting of collateral in an amount that approximates the fair value of derivatives is common practice, so at any time the Company likely has taken into account, through collateral posting to counterparties, its estimated future payment obligations on any credit derivatives with respect to which it has acted as the seller of credit protection.

Business, page 84

34.	Please revise to provide a subsection to discuss any regulatory structure of oversight that affects your operations.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Our Manager and Ellington, page 84

35.	We note your disclosure on page 84 that certain hedge funds of Ellington have not been actively making new investments but instead have been returning capital to investors. Please explain this statement.

Mr. Thomas Kluck

September 3, 2009

RESPONSE: Most of the investors in these funds requested the return of their capital. Accordingly, Ellington has not been actively making new investments in these funds and has been returning capital to all investors in these funds on a pro rata basis. Investors who wish to remain invested in the mortgage markets with Ellington have the option of reinvesting those distributions in new funds which have been established with similar strategies. The Company chose to make this distinction because it does not expect that the funds that are returning capital will be competing with the Company for new asset acquisition opportunities.

Our Strategy, page 85

36.	We note disclosure throughout this document that your strategy is intended to take advantage of opportunities in the current credit environment. The disclosure in this subsection is general and does not discuss the opportunities or how you would take advantage of them. Please revise to provide detailed explanation of how your strategy takes advantage of this environment.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Non-Agency RMBS, page 86

37.	We note the description of your RMBS portfolio on page 71. It appears that greater disclosure about the breakdown of the principal asset allocation in your portfolio would be important to investors’ understanding of your business. For instance, the makeup of the seniority or credit ratings of your non-agency RMBS is not clear. Please revise to provide greater detail or explain why such disclosure is not necessary.

RESPONSE: We respectfully advise the Staff that the accounting requirements for investment companies with which the Company has elected to comply require that the Company present Consolidated Condensed Schedules of Investments in its financial statements and the related footnotes. The Company has revised the disclosure regarding its investments in its Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Financial Condition” by adding a reference to the more detailed information regarding its investments contained in its financial statements that are included at the end of the prospectus.

38.	Please discuss the “risk-adjusted” nature of your strategy. Is there any minimum grade or maximum subordination you would limit your investments to?

Mr. Thomas Kluck

September 3, 2009

RESPONSE: The Company has revised the disclosure on pages 86 and 87 in the prospectus in response to the Staff’s comment.

Mortgage Related Derivatives, page 88

39.	To the extent possible, please discuss the impact that any new regulations related to derivatives, including credit default swaps, would have on your operations.

RESPONSE: We respectfully advise the Staff that the Company has been staying abreast of the developments of new regulations on derivatives. While these regulations are not final and debate is ongoing, we have considered the possible impacts which would be to potentially post additional collateral and have the derivatives traded on an exchange which may elevate them in the SFAS 157 hierarchy to level 2. We also estimate that we and the industry may need to address information technology requirements associated with the regulations. Based on these possible impacts, we do not expect the new regulations on derivatives to have a material impact on our business. As the developments are not final, we have from a prudency standpoint included within the risk factor section under the heading “Hedging instruments and other derivatives, including credit default swaps, often are not traded on regulated exchanges, guaranteed by or regulated by any U.S. or foreign governmental authorities and involve risks and costs that could result in material losses” that includes a discussion of the risk of new regulation relating to derivatives.

Corporate Debt and Equity Securities and Derivatives, page 88

40.	We note that the investments made in this section are “for hedging purposes.” To aid investors’ understanding, please discuss the corporate debt and equity securities that you hold that are being hedged based on your holdings disclosed on page 73.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Our Financing Strategies and Use of Leverage, page 91

41.	We note that a great majority of your reverse repos are collateralized by agency RMBS. Please revise to clarify if the proceeds from such reverse repos are limited to investment in additional agency RMBS. If not, identify the asset classes you have utilized such funds towards.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Mr. Thomas Kluck

September 3, 2009

42.	Please revise to discuss the counterparties’ ability to determine the value of collateral and impose margin calls. Explain the “varying degrees” of their ability to determine the value of your collateral. Also, clarify if you have been subject to any margin calls.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Conflicts of Interest, page 92

43.	In the situation of a cross or principal transaction where there are no readily observable market prices, please discuss how the prices of any assets you purchase or sell would be determined.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Executive Compensation, page 106

44.	We note that you are required to reimburse the salaries and benefits provided to your dedicated officers. Please revise to provide executive compensation disclosure for your dedicated officer. Please refer to Item 402 of Regulation S-K. Otherwise, please advise why such disclosure is not applicable.

RESPONSE: The Company has advised us that, as of the date of this response letter, the Manager and Ellington have not designated any of Ellington’s employees to serve as dedicated officers of the Company and the Company does not have any dedicated officers. However, the Company will add appropriate disclosure regarding the compensation of any dedicated executive officers that are provided to the Company by Ellington whose compensation the Company is required to, or does, reimburse.

45.	Please revise to clarify if you have granted LTIP units to your officers. If the units granted to your manager are allocated to your officers, please revise to disclose such allocation.

RESPONSE: The Company has advised us that no LTIP units have been granted to the Company’s officers. The Company has further advised us that the LTIP units granted to the Manager are tracked for the economic benefit of the principals of Ellington based on the respective beneficial ownership interests of these principals as of the date on which the LTIP units were granted to the Manager in August 2007; however, the LTIP units have not been transferred by the Manager to any individuals.

Mr. Thomas Kluck

September 3, 2009

Base Management Fees, Incentive Fees and Reimbursement of Expenses, page 113

46.	Please provide a calculation of the incentive fee paid for the year ended December 31, 2008, the only year you paid incentive fees, so that investors can better understand the fee. Provide a similar calculation for your base management fee for the last quarter such fee was paid. Also, discuss how this offering may affect the base management fee.

RESPONSE: We respectfully advise the Staff that the Company and the Manager amended and restated the Management Agreement between them effective as of July 1, 2009. The methodology for calculating the base management and incentive fees under the Management Agreement was modified when the Management Agreement was amended and restated; therefore, the Company believes it would not be helpful to investors, and could potentially be misleading to investors, to set out in detail the fee calculations for the period prior to July 1, 2009, since those calculation methodologies are no longer in effect. The Company has revised the disclosure to describe the effect of the offering on the base management fee.

47.	Please revise to discuss the termination fee.

RESPONSE: We respectfully advise the Staff that a description of the termination fee is already included in the prospectus on the preceding page of the prospectus. In order to highlight the description for investors, the Company has revised the disclosure by adding a “Term and Termination” sub-heading above the description of the term and termination provisions, including the termination fee provisions, set forth on the preceding page.

48.	Please revise to discuss the manager special distribution.

RESPONSE: We respectfully advise the Staff that the provisions relating to the special distribution payable to the Manager in lieu of the base management fee and incentive fees that would otherwise be payable to the Manager in respect of common shares held by the Manager were removed as part of the amendments to the management agreement that became effective July 1, 2009. However, the Company has added a paragraph at the end of the section relating to the Manager’s fees that discusses the manager special distribution.

Mr. Thomas Kluck

September 3, 2009

Material U.S. Federal Income Tax Considerations, page 131

49.	On page 132, we note that Hunton & Williams “will” render an opinion related to your partnership treatment for tax purposes. Please note that a tax opinion must be filed prior to effectiveness of this registration statement. As such, it would appear that such opinion will have been obtained prior to distribution of your final prospectus. Please revise accordingly.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Consolidated Financial Statements as of March 31, 2009

Note 2 – Significant Accounting Policies, page F-15

(A) Valuation, page F-15

50.	Consider disclosing the following as it relates to your assets and liabilities categorized as Level 3:

•	the reason for any material decline or increase in the fair values; and

•	whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

RESPONSE: We respectfully advise the Staff that the items enumerated within this question are more typically addressed in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s discussion is included therein on pages 77 and 78 in the prospectus.

(D) Swaps, page F-19

51.	Please tell us, and expand your disclosure to include, the specific methodology and assumptions used in valuing your swap contracts.

RESPONSE: We respectfully advise the Staff that the Company’s valuation methodology is included in footnote 2(A) in the discussion of fair value. The majority of swaps are credit default swaps on asset backed securities, which are level 3 investments.

52.	For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:

•	Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

Mr. Thomas Kluck

September 3, 2009

•	Create new credit exposure for your own trading purposes;

•	Reflect credit exposures taken for the benefit of your clients; and

•	Provide an offset to credit exposure taken for the benefit of clients.

Further, discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

RESPONSE: We respectfully advise the Staff that the Company does not have any clients and only invests, including in derivatives, for its own benefit. Footnote 2(D) addresses the business purposes associated with investing in various types of derivatives.

53.	In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps:

•

Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

•

Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

•	Discuss how you incorporated your own credit risk and the counterparty’s credit risk in your valuation of the credit derivative.

RESPONSE: We respectfully advise the Staff that the Company discusses the changes in derivatives, including credit default swaps, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s counterparties for financial derivatives are widely recognized broker-dealers/financial institutions. These counterparties are experienced in trading the derivative instruments that the Company trades. The Company evaluated the credit risk of itself and its counterparties and determined the risk to be immaterial. At December 31, 2008, the Company’s fair value of its derivative

Mr. Thomas Kluck

September 3, 2009

positions was $7.7 million (net) higher than the cash collateral held by the Company posted by the five counterparties to such transactions. At June 30, 2009, the Company’s fair value of its derivative positions was $1.0 million (net) higher than the cash collateral held by the Company posted by the seven counterparties to such transactions. Additionally, the Company from time to time considers and has implemented alternative means of managing counterparty risk, including tri-party collateral arrangements. The foregoing amounts do not include, at December 31, 2008 and June 30, 2009, additional collateral posted by the Company and held by a third party custodian pursuant to such a tri-party arrangement in the amount of $14.3 million and $13.0 million, respectively.

(F) Reverse Repurchase Agreements and Repurchase Agreements

54.	Tell us your consideration of the disclosure provisions of 4-08(m) of Regulation S-X, including potential disclosure of specific counterparties.

RESPONSE: We respectfully advise the Staff that the information relating to the disclosure provisions of 4-08(m) of Regulation S-X for repurchase agreements are included in the Schedule of Investments in the financial statements as of December 31, 2008 (see page F-10.) There were no repurchase agreements held by the Company as of June 30, 2009.

We further advise the Staff that the Company has also considered the disclosure provisions of 4-08(m) of Regulation S-X with respect to reverse repurchase agreements. As of December 31, 2008 and June 30, 2009, the aggregate carrying amount of the reverse repurchase agreements are disclosed in the Consolidated Statement of Assets, Liabilities, and Shareholders’ Equity on pages F-40 and F-2, respectively. In addition, the policy footnote in the financial statements on pages F-56 and F-27 addresses the Company’s policy with regard to taking possession of securities and the required value of such securities in relation to the reverse repurchase agreement. The policy footnote also includes a concentration disclosure with respect to the number of counterparties representing a majority of the reverse repurchase agreements, the range of interest rates and range of maturity dates to address the requirements under provision 4-08(m)(2)(ii) of Regulation S-X. These disclosures are further supplemented in the financial statement risk footnotes on pages F-62, F-34 and F-35, which include the counterparty names and percentages with respect to the collateral for the reverse repurchase agreements.

Note 7 – Lehman Brothers

55.	Please clarify how the closing out of the contracts with LBSF resulted in a net realized gain of $28.8 million. In addition, advise your basis for including an impairment loss or reserve of $15.6 million as an offset to this amount within Net Realized Gains in your Statement of Operations.

Mr. Thomas Kluck

September 3, 2009

RESPONSE:

We respectfully advise the Staff that the closing of the contracts with LBSF resulted in the following accounting:

Fair value of contracts	$77,063,728
Cost basis of contracts	$48,300,542

Net realized gain on closing of contracts	$28,763,186

In connection with the contracts, LBSF had collateral posted of an amount below the close out value of the contracts as illustrated below:

Fair value of contracts	$77,063,728
Less: Colleratal Held from LBSF	$61,486,927

Claim to recover from LBSF	$15,576,801

Because the Company was owed amounts from LBSF, which was in bankruptcy, the Company analyzed the requirements of FAS 5 to determine if it was probable and reasonably estimable to collect on the LBSF claim in the third quarter of 2008. At that time, the Company believed the claim was valid; but did not believe that it was collectible as defined in FAS No. 5 and therefore, the Company recorded an allowance for losses against the amount of our net claim.

Please note that the difference between the $28,763,186 realized gain recorded upon the closing of the contracts and the $15,576,801 reserve represents unrealized gains of $13,186,385 previously recorded on these contracts. Thus there was no net impact to the Statement of Operations from the entries recorded on September 15, 2008 to reflect the effects of the Lehman bankruptcy.

As of June 30, 2009, based on progress made during the quarter with LBSF on the claim status and based on secondary market trading in LBSF claims, the Company revalued its claims against LBSF at $4,640,832. As no proceeds had yet been realized with respect to these claims, this entire amount was recorded as an unrealized gain.

We further advise the Staff that on August 20, 2009, the Company, Lehman and LBSF executed a termination agreement providing for, among other things, the closing out of the above-referenced contracts for an aggregate net amount owed by Lehman and LBSF to the Company of $12,808,559 (representing a negotiated reduction of the claim amount from the above-referenced $15,576,801 that the Company had previously claimed).

The $4,640,832 revaluation as of June 30, 2009 of the claim recorded by the Company on its books represented the product of: (x) $12,855,491, which was the revised estimated claim amount at such time, and (y) 36.1%, the estimated fair value of the Company’s LBSF claims at such time, expressed as a percentage of the claim amount.

Mr. Thomas Kluck

September 3, 2009

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Laurence Penn

Eric Bothwell

Paul Saltzman

S. Gregory Cope

Valerie Ford Jacob

Paul D. Tropp

Enclosure